Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-279815

February 20, 2025

5.900% Senior Notes due 2035

Term Sheet

February 20, 2025

This final term sheet relates to the offering of the securities specified herein and should be read together with the preliminary prospectus supplement, dated February 20, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated May 30, 2024, filed pursuant to Rule 424(b) under the Securities Act of 1933 (Registration Statement File No. 333-279815). The information in this final term sheet supplements the Preliminary Prospectus Supplement, is qualified in its entirety by reference to the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Selective Insurance Group, Inc.
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (Stable) / BBB (Stable) / BBB+ (Stable)
Security:	5.900% Senior Notes due 2035 (the “Notes”)
Format:	SEC Registered
Principal Amount:	$400,000,000
Trade Date:	February 20, 2025
Settlement Date:	February 25, 2025 (“T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.
Maturity Date:	April 15, 2035
Interest Payment Dates:	April 15 and October 15 of each year, commencing on October 15, 2025
Coupon (Interest Rate):	5.900%

Yield to Maturity:	5.901%
Benchmark Treasury:	4.625% due February 15, 2035
Spread to Benchmark Treasury:	T + 140 basis points
Benchmark Treasury Price / Yield:	100-31+ / 4.501%
Price to Public:	99.978% of the principal amount, plus accrued interest, if any, from the Settlement Date if settlement occurs after that date
Net Proceeds, Before Expenses, to the Issuer:	$397,312,000
Optional Redemption:
Make-Whole Call:	Prior to January 15, 2035 (three months prior to the maturity date) (the “Par Call Date”), the issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to, but excluding, the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to, but excluding, the redemption date, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.
Par Call:	On or after the Par Call Date, the issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.
Use of Proceeds:	The issuer intends to use the net proceeds from this offering for general corporate purposes, including to support organic growth opportunities.
CUSIP / ISIN:	816300 AJ6 / US816300AJ62
Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC
Senior Co-Manager:	RBC Capital Markets, LLC
Co-Managers:	J.P. Morgan Securities LLC Keefe, Bruyette, & Woods, Inc. Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities. The ratings may be subject to revision, suspension or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating. No report of any rating agency is incorporated by reference herein.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, BofA Securities, Inc. toll-free at 1-800-294-1322, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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